EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                      SIX MONTHS ENDED
                                                                        30 SEPTEMBER
                                                              -------------------------------
   (UNAUDITED)                                        NOTES            2003             2004
                                                              --------------   --------------
                                                                   ((POUND) IN MILLIONS)
   TURNOVER                                               2           568.6            604.6
   Cost of sales                                                     (251.1)          (271.6)
                                                              --------------   --------------
   GROSS PROFIT                                                       317.5            333.0
                                                              --------------   --------------
   Distribution costs                                                 (17.2)           (17.7)
   Administrative expenses
      Ordinary items                                                 (173.3)          (170.4)
      Exceptional items                                   4           (90.1)           (12.8)
                                                              --------------   --------------
                                                                     (263.4)          (183.2)
                                                              --------------   --------------
   OPERATING PROFIT                                       3            36.9            132.1
   Net interest payable
        Ordinary items                                                (88.2)           (68.1)
        Exceptional items                                 4           (58.4)             -
                                                              --------------   --------------
                                                                     (146.6)           (68.1)
                                                              --------------   --------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION              (109.7)            64.0
   TAXATION
        Before exceptional items                                      (16.7)           (31.2)
        On exceptional items                              4            37.2              4.8
                                                              --------------   --------------
                                                                       20.5            (26.4)
                                                              --------------   --------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                             (89.2)            37.6
                                                              ==============   ==============


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                     SIX MONTHS ENDED
                                                                       30 SEPTEMBER
                                                              -------------------------------
   (UNAUDITED)                                                         2003             2004
                                                              --------------   --------------
                                                                    ((POUND) IN MILLIONS)
   (Loss) profit for the financial period                             (89.2)            37.6
   Currency movements                                                 (19.9)             8.3
                                                              --------------   --------------
   TOTAL RECOGNISED (LOSSES) GAINS FOR THE
     FINANCIAL PERIOD                                                (109.1)            45.9
                                                              ==============   ==============


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                    THREE MONTHS ENDED
                                                                       30 SEPTEMBER
                                                              -------------------------------
   (UNAUDITED)                                        NOTES            2003             2004
                                                              --------------   --------------
                                                                  ((POUND) IN MILLIONS)
   TURNOVER                                               2           306.4            323.7
   Cost of sales                                                     (133.4)          (143.8)
                                                              --------------   --------------
   GROSS PROFIT                                                       173.0            179.9
                                                              --------------   --------------
   Distribution costs                                                  (7.9)            (9.4)
   Administrative expenses
      Ordinary items                                                  (87.8)           (84.9)
      Exceptional items                                   4           (42.8)           (12.8)
                                                              --------------   --------------
                                                                     (130.6)           (97.7)
                                                              --------------   --------------
   OPERATING PROFIT                                       3            34.5             72.8
   Net interest payable
        Ordinary items                                                (35.3)           (35.4)
        Exceptional items                                 4           (28.4)               -
                                                              --------------   --------------
                                                                      (63.7)           (35.4)
                                                              --------------   --------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION               (29.2)            37.4
   TAXATION
        Before exceptional items                                      (13.6)           (19.0)
        On exceptional items                              4             9.4              4.8
                                                              --------------   --------------
                                                                       (4.2)           (14.2)
                                                              --------------   --------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                             (33.4)            23.2
                                                              ==============   ==============


                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                    THREE MONTHS ENDED
                                                                       30 SEPTEMBER
                                                              -------------------------------
   (UNAUDITED)                                                         2003             2004
                                                              --------------   --------------
                                                                     ((POUND) IN MILLIONS)
   (Loss) profit for the financial period                             (33.4)            23.2
   Currency movements                                                  (1.9)             0.9
                                                              --------------   --------------
   TOTAL RECOGNISED (LOSSES) GAINS FOR THE
     FINANCIAL PERIOD                                                 (35.3)            24.1
                                                              ==============   ==============


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                         SIX MONTHS ENDED
                                                                           30 SEPTEMBER
                                                                   -----------------------------
    (UNAUDITED)                                            NOTES          2003            2004
                                                                   --------------  -------------
                                                                        ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                             94.6           170.3
    RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE
    Interest paid                                                        (79.5)          (38.4)
    Redemption premium paid                                              (19.7)              -
    Finance fees paid                                                    (16.1)              -
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                            (115.3)          (38.4)
                                                                   --------------  -------------
    TAXATION                                                              (4.6)          (14.8)
                                                                   --------------  -------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                    (10.6)           (8.7)
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                             (10.6)           (8.7)
                                                                   --------------  -------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                     (3.1)              -
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                     (3.1)              -
                                                                   --------------  -------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                           (39.0)          108.4
    FINANCING
    Issue of ordinary share capital and capital
       contributions received, net of issue costs                        304.4               -
    New loans issued                                                   1,075.5               -
    Borrowings repaid                                          5      (1,278.4)          (85.5)
                                                                   --------------  -------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                             101.5           (85.5)
                                                                   --------------  -------------
    INCREASE IN NET CASH IN THE PERIOD                                    62.5            22.9
                                                                   ==============  =============

    Total operating profit                                                36.9           132.1
    Depreciation                                                          11.4            11.5
    Goodwill amortisation                                                 49.2            49.6
    Increase in stocks                                                   (21.6)          (27.1)
    Decrease (increase) in debtors                                        20.8            (2.9)
    (Decrease) increase in creditors                                     (12.6)            5.9
    Other non-cash expenses                                               10.5             1.2
                                                                   --------------  -------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                             94.6           170.3
                                                                   ==============  =============


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                        THREE MONTHS ENDED
                                                                           30 SEPTEMBER
                                                                   -----------------------------
    (UNAUDITED)                                            NOTES            2003           2004
                                                                   --------------  -------------
                                                                         ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                               39.5           96.2
    RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE
    Interest paid                                                          (60.7)         (23.3)
    Redemption premium paid                                                (19.7)             -
    Finance fees paid                                                      (16.1)             -
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                               (96.5)         (23.3)
                                                                   --------------  -------------
    TAXATION                                                                (3.6)          (9.5)
                                                                   --------------  -------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                       (4.7)          (5.0)
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                                (4.7)          (5.0)
                                                                   --------------  -------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                       (1.7)             -
                                                                   --------------  -------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                       (1.7)             -
                                                                   --------------  -------------
    NET CASH (OUTFLOW) INFLOW BEFORE FINANCING                             (67.0)          58.4
    FINANCING
    Issue of ordinary share capital and capital
       contributions received, net of issue costs                          304.4              -
    New loans issued                                                     1,075.5              -
    Borrowings repaid                                          5        (1,278.4)         (63.0)
                                                                   --------------  -------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                               101.5          (63.0)
                                                                   --------------  -------------
    INCREASE (DECREASE) IN NET CASH IN THE PERIOD                           34.5           (4.6)
                                                                   ==============  =============

    Total operating profit                                                34.5            72.8
    Depreciation                                                           5.7             5.8
    Goodwill amortisation                                                 24.6            24.8
    Increase in stocks                                                    (9.6)          (11.7)
    Increase in debtors                                                   (8.9)          (28.0)
    (Decrease) increase in creditors                                     (17.3)           31.9
    Other non-cash expenses                                               10.5             0.6
                                                                   --------------  -------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                             39.5            96.2
                                                                   ==============  =============

                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                                                AT                   AT
                                                                          31 MARCH         30 SEPTEMBER
    (UNAUDITED)                                         NOTES                 2004                 2004
                                                                     ----------------   ----------------
                                                                              ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                      1,725.3              1,686.5
    Tangible assets                                                           45.9                 41.8
    Investment                                                                 7.6                  7.6
                                                                     ----------------   ----------------
    TOTAL FIXED ASSETS                                                     1,778.8              1,735.9
                                                                     ----------------   ----------------

    CURRENT ASSETS
    Stocks                                                                   151.9                180.2
    Debtors                                                     6            460.6                447.1
    Cash at bank and in hand                                    5             18.4                 41.8
                                                                     ----------------   ----------------
    TOTAL CURRENT ASSETS                                                     630.9                669.1
                                                                     ----------------   ----------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                                5,8           (127.7)              (174.0)
    Other creditors                                             7           (231.0)              (233.5)
                                                                     ----------------   ----------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                    (358.7)              (407.5)
                                                                     ----------------   ----------------
    NET CURRENT ASSETS                                                       272.2                261.6
                                                                     ----------------   ----------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                  2,051.0              1,997.5
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
    Loans and other borrowings                                5,8         (1,987.1)            (1,587.7)
                                                                     ----------------   ----------------
    NET ASSETS                                                                63.9                409.8
                                                                     ================   ================

    CAPITAL AND RESERVES
    Called up share capital                                     9              0.1                  0.1
    Share premium account                                       9            305.4                605.4
    Profit and loss account deficit                             9           (241.6)              (195.7)
                                                                     ----------------   ----------------
    EQUITY SHAREHOLDERS' FUNDS                                  9             63.9                409.8
                                                                     ================   ================


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

              UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS


1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2004 contained in the Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004.

     The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 8 June 2004, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2004.

     The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs, acquisition accounting and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES


2.       TURNOVER

                                                                     SIX MONTHS ENDED 30 SEPTEMBER
                                                                    ------------------------------
                                                                              2003         2004
                                                                    --------------- --------------
                                                                           ((POUND) IN MILLIONS)
          UK printed directories                                             295.2        300.9
          Other products and services                                         19.4         24.1
                                                                    --------------- --------------
          TOTAL UK TURNOVER                                                  314.6        325.0
          TOTAL US TURNOVER                                                  254.0        279.6
                                                                    --------------- --------------
          GROUP TURNOVER                                                     568.6        604.6
                                                                    =============== ==============



                                                                    THREE MONTHS ENDED 30 SEPTEMBER
                                                                    -------------------------------
                                                                              2003            2004
                                                                    --------------- ---------------
                                                                         ((POUND) IN MILLIONS)
          UK printed directories                                             160.3           162.0
          Other products and services                                          9.4            12.4
                                                                    --------------- ---------------
          TOTAL UK TURNOVER                                                  169.7           174.4
          TOTAL US TURNOVER                                                  136.7           149.3
                                                                    --------------- ---------------
          GROUP TURNOVER                                                     306.4           323.7
                                                                    =============== ===============

3.       OPERATING PROFIT

                                                                     SIX MONTHS ENDED 30 SEPTEMBER
                                                                    -------------------------------
                                                                              2003            2004
                                                                    --------------- ---------------
                                                                         ((POUND) IN MILLIONS)
          UK printed directories                                              60.3            90.6
          Other products and services                                         (1.5)            6.5
                                                                    --------------- ---------------
          TOTAL UK OPERATING PROFIT                                           58.8            97.1
          TOTAL US OPERATING (LOSS) PROFIT                                   (21.9)           35.0
                                                                    --------------- ---------------
          OPERATING PROFIT                                                    36.9           132.1
                                                                    =============== ===============



                                                                    THREE MONTHS ENDED 30 SEPTEMBER
                                                                    -------------------------------
                                                                              2003            2004
                                                                    --------------- ---------------
                                                                          ((POUND) IN MILLIONS)
          UK printed directories                                              28.6            54.6
          Other products and services                                         (1.7)            3.3
                                                                    --------------- ---------------
          TOTAL UK OPERATING PROFIT                                           26.9            57.9
          TOTAL US OPERATING PROFIT                                            7.6            14.9
                                                                    --------------- ---------------
          OPERATING PROFIT                                                    34.5            72.8
                                                                    =============== ===============


                    We do not allocate interest or taxation
                   charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                           SIX MONTHS ENDED 30 SEPTEMBER
                                     --------------------------------------------------------------------------------------
                                                        2003                                  2004
                                     --------------------------------------------------------------------------------------
                                         ORDINARY    EXCEPTIONAL                       ORDINARY   EXCEPTIONAL
                                            ITEMS          ITEMS          TOTAL           ITEMS         ITEMS        TOTAL
                                     --------------------------------------------------------------------------------------
                                       ((POUND IN     ((POUND IN     ((POUND IN      ((POUND IN    ((POUND IN   ((POUND IN
                                         MILLIONS)      MILLIONS)      MILLIONS)       MILLIONS)     MILLIONS)    MILLIONS)

         GROSS PROFIT                       317.5             -           317.5           333.0             -        333.0
         Distribution costs                 (17.2)            -           (17.2)          (17.7)            -        (17.7)
         Administrative costs              (173.3)         (90.1)        (263.4)         (170.4)        (12.8)      (183.2)
                                     --------------------------------------------------------------------------------------
         OPERATING PROFIT (LOSS)            127.0          (90.1)          36.9           144.9         (12.8)       132.1
         Net interest payable               (88.2)         (58.4)        (146.6)          (68.1)            -        (68.1)
                                     --------------------------------------------------------------------------------------
         (LOSS) PROFIT BEFORE
             TAXATION                        38.8         (148.5)        (109.7)           76.8         (12.8)        64.0
         Taxation                           (16.7)          37.2           20.5           (31.2)          4.8        (26.4)
                                     --------------------------------------------------------------------------------------
         (LOSS) PROFIT FOR THE
             PERIOD                          22.1         (111.3)         (89.2)           45.6          (8.0)        37.6
                                     ======================================================================================

                                                          THREE MONTHS ENDED 30 SEPTEMBER
                                     --------------------------------------------------------------------------------------
                                                        2003                                  2004
                                     --------------------------------------------------------------------------------------
                                         ORDINARY    EXCEPTIONAL                       ORDINARY   EXCEPTIONAL
                                            ITEMS          ITEMS          TOTAL           ITEMS         ITEMS        TOTAL
                                     --------------------------------------------------------------------------------------
                                       ((POUND IN     ((POUND IN     ((POUND IN      ((POUND IN    ((POUND IN   ((POUND IN
                                         MILLIONS)      MILLIONS)      MILLIONS)       MILLIONS)     MILLIONS)    MILLIONS)

         GROSS PROFIT                       173.0             -           173.0           179.9             -        179.9
         Distribution costs                  (7.9)            -            (7.9)           (9.4)            -         (9.4)
         Administrative costs               (87.8)         (42.8)        (130.6)          (84.9)        (12.8)       (97.7)
                                     --------------------------------------------------------------------------------------
         OPERATING PROFIT (LOSS)             77.3          (42.8)          34.5            85.6         (12.8)        72.8
         Net interest payable               (35.3)         (28.4)         (63.7)          (35.4)            -        (35.4)
                                     --------------------------------------------------------------------------------------
         (LOSS) PROFIT BEFORE
             TAXATION                        42.0          (71.2)         (29.2)           50.2         (12.8)        37.4
         Taxation                           (13.6)           9.4           (4.2)          (19.0)          4.8        (14.2)
                                     --------------------------------------------------------------------------------------
         (LOSS) PROFIT FOR THE
             PERIOD                          28.4          (61.8)         (33.4)           31.2          (8.0)        23.2
                                     ======================================================================================


     Exceptional administrative costs of (pound)12.8 million in the three and six months ended 30 September 2004 are the estimated total costs relating to litigation brought against our US operations. Exceptional administrative costs in the three and six months ended 30 September 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. The exceptional interest payable in the six months ended 30 September 2003 comprises (pound)19.7 million bond redemption premium, (pound)30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an (pound)8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the three and six months ended 30 September 2004 and 2003 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.       NET DEBT

         ANALYSIS OF NET DEBT


                                                                               AT                  AT
                                                                         31 MARCH        30 SEPTEMBER
                                                                             2004                2004
                                                                -------------------- -------------------
                                                                            ((POUND) IN MILLIONS)
         Long-term loans and other borrowings
             falling due after more than one year                         1,987.1             1,587.7
         Short-term borrowings and long-term loans and
             other borrowings falling due within one year                   127.7               174.0
                                                                -------------------- -------------------
         Total debt                                                       2,114.8             1,761.7
         Cash at bank and in hand                                           (18.4)              (41.8)
                                                                -------------------- -------------------
         NET DEBT AT END OF PERIOD                                        2,096.4             1,719.9
                                                                ==================== ===================


         RECONCILIATION OF MOVEMENT IN NET DEBT


                                                                          DEBT DUE
                                                                         WITHIN ONE
                                                              TOTAL         YEAR
                                                              CASH       EXCLUDING       DEBT DUE
                                                            LESS BANK       BANK          AFTER
                                                            OVERDRAFT    OVERDRAFT       ONE YEAR      NET DEBT
                                                           ------------  -----------   -----------   -----------
                                                                             ((POUND) IN MILLIONS)

         AT 31 MARCH 2004                                        18.4        (127.7)     (1,987.1)     (2,096.4)
         Net cash inflow before financing                       108.4           -               -         108.4
         Long term debt becoming due within one year              -          (132.0)        132.0             -
         Borrowings repaid to third parties                     (45.0)         45.0             -             -
         Borrowings repaid to parent company                    (40.5)         40.5             -             -
         Borrowings owed to parent company settled by
           issuing share capital                                    -             -         300.0         300.0
         Non-cash charges                                           -           0.2         (25.3)        (25.1)
         Currency movements                                       0.5             -          (7.3)         (6.8)
                                                           ------------  -----------   -----------   -----------
         AT 30 SEPTEMBER 2004                                    41.8        (174.0)     (1,587.7)     (1,719.9)
                                                           ============  ===========   ===========   ===========


         AT 30 JUNE 2004                                         47.7        (105.2)     (1,706.2)     (1,763.7)
         Net cash inflow before financing                        58.4             -             -          58.4
         Long term debt becoming due within one year                -        (132.0)        132.0             -
         Borrowings repaid to third parties                     (22.5)         22.5             -             -
         Borrowings repaid to parent company                    (40.5)         40.5             -             -
         Non-cash charges                                           -           0.2         (12.8)        (12.6)
         Currency movements                                      (1.3)           -           (0.7)         (2.0)
                                                           ------------  -----------  ------------  ------------
         AT 30 SEPTEMBER 2004                                    41.8        (174.0)     (1,587.7)     (1,719.9)
                                                           ============  ===========  ============  ============


                       YELL FINANCE B.V. AND SUBSIDIARIES

6.       DEBTORS


                                                                                AT                    AT
                                                                          31 MARCH          30 SEPTEMBER
                                                                              2004                  2004
                                                                  -----------------   ------------------
                                                                            ((POUND) IN MILLIONS)
         Trade debtors                                                       401.9                 398.9
         Other debtors                                                         8.7                   8.2
         Accrued income                                                        4.7                   8.3
         Prepayments                                                          10.6                   9.5
         Deferred tax asset                                                   34.7                  22.2
                                                                  -----------------   ------------------
         TOTAL DEBTORS                                                       460.6                 447.1
                                                                  =================   ==================

         All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.


7.       OTHER CREDITORS

                                                                                 AT                    AT
                                                                           31 MARCH          30 SEPTEMBER
                                                                               2004                  2004
                                                                     --------------   -------------------
                                                                              ((POUND) IN MILLIONS)
         Trade creditors                                                       26.0                  11.2
         Corporation tax                                                       16.2                  18.6
         Other taxation and social security                                    22.9                  22.5
         Other creditors                                                        4.4                   9.1
         Accrued expenses                                                      89.7                  91.2
         Deferred income                                                       71.8                  80.9
                                                                    ---------------    ------------------
           TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                        231.0                 233.5
                                                                    ===============    ==================


                       YELL FINANCE B.V. AND SUBSIDIARIES

8.   LOANS AND OTHER BORROWINGS

                                                                                 AT                  AT
                                                                           31 MARCH        30 SEPTEMBER
                                                                               2004                2004
                                                                    ----------------    ---------------
                                                                            ((POUND) IN MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior credit facilities (a)                                                   80.0               85.0
Revolving loan under senior credit facilities (a)                               5.0                -
Subordinated parent company loan                                               41.9               88.4
Net obligations under finance leases                                            0.8                0.6
                                                                   -----------------  -----------------
NET AMOUNTS FALLING DUE WITHIN ONE YEAR                                       127.7              174.0
                                                                   -----------------  -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior credit facilities                                                      867.8              828.0
Senior notes:
    Senior sterling notes                                                     162.5              162.5
    Senior dollar notes                                                        70.6               71.7
    Senior discount dollar notes                                               75.1               81.4
Subordinated parent company loan (b)                                          831.2              462.2
                                                                   -----------------  -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                2,007.2            1,605.8
Unamortised finance fees                                                      (20.1)             (18.1)
                                                                   -----------------  -----------------
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                            1,987.1            1,587.7
                                                                   -----------------  -----------------
NET LOANS AND OTHER BORROWINGS                                              2,114.8            1,761.7
                                                                   =================  =================



(a) Yell made repayments totalling (pound)40.0 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

(b) In April 2004 Yell Finance B.V. issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

9.   CHANGES IN EQUITY SHAREHOLDERS' FUNDS

                                                  SHARE         SHARE      PROFIT AND
                                                CAPITAL       PREMIUM    LOSS ACCOUNT         TOTAL
                                            ------------ -------------  -------------- -------------
                                                           ((POUND) IN MILLIONS)
         BALANCE AT 31 MARCH 2004                   0.1         305.4         (241.6)          63.9
         Profit for the period                       -            -             37.6           37.6
         Issue of ordinary shares (a)                -          300.0            -            300.0
         Currency movements (b)                      -            -              8.3            8.3
                                            ------------ -------------  -------------- -------------
         BALANCE AT 30 SEPTEMBER 2004                0.1        605.4         (195.7)         409.8
                                            ============ =============  ============== =============

         BALANCE AT 30 JUNE 2004                     0.1        605.4         (219.8)         385.7
         Profit for the period                       -            -             23.2           23.2
         Currency movements (b)                      -            -              0.9            0.9
                                            ------------ -------------  -------------- -------------
         BALANCE AT 30 SEPTEMBER 2004                0.1        605.4         (195.7)         409.8
                                            ============ =============  ============== =============


(a) In April 2004 Yell Finance B.V. issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

(b) The cumulative foreign currency translation adjustment was a (pound)94.4 million loss at 30 September 2004 (31 March 2004 - (pound)102.7 million loss).




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